Exhibit 99(8)(k)(iii)

MORGAN STANLEY DISTRIBUTION, INC.

ADMINISTRATIVE SERVICE AGREEMENT

THIS ADMINISTRATIVE SERVICE AGREEMENT (“Agreement”) is made and entered into as of this 1st day of October, 2015, by and between MORGAN STANLEY DISTRIBUTION, INC. (the “Distributor”) and MEMBERS LIFE INSURANCE COMPANY (the “Company”).

WITNESSETH:

WHEREAS, the Distributor is the principal underwriter of The Universal Institutional Funds, Inc. (the “Fund”), an open-end investment company that serves as an investment vehicle for separate accounts established by insurance companies; and

WHEREAS, the Fund has entered into a participation agreement with the Company, dated October 1, 2015, as may be amended from time to time (the “Participation Agreement”), providing for the purchase by the Company of shares of certain series of the Fund (the “Portfolios”) on behalf of its separate account(s) to fund certain variable life and annuity contracts (the “Contracts”), each as specified in the Participation Agreement; and

WHEREAS, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, relating to Class II Shares of the Portfolios (the “Plan”), as described in each applicable Portfolio’s Class II Shares Prospectus and the Portfolios’ Statement of Additional Information; and

WHEREAS, the Plan authorizes the Distributor to enter into administrative service agreements (such as this Agreement) with organizations selected by the Distributor (such as the Company) whereby the Distributor may make payments to the Company at a specified rate in consideration of administrative related services rendered.

NOW, THEREFORE, in consideration of their mutual promises, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Distributor and the Company agree as follows:

1.     The Distributor agrees to pay a fee to the Company with respect to Class II Shares of a Portfolio, in accordance with Section 2 below, for providing administrative related services in connection with Contract owner accounts (the “Service Activities”) as described in the Plan. The Service Activities may include, without limitation: (a) responding to customer inquiries; (b) providing information to customers with respect to their investment in Class II Shares of a Portfolio; and (c) servicing the account of each client or customer who has an investment in Class II Shares of a Portfolio. The Company acknowledges that it is responsible for all costs and expenses associated with the provision of the Service Activities hereunder.

2.     Subject to the Company’s continuing compliance with its obligations pursuant to Section 1 above, the Distributor will pay a fee to the Company for providing the Service Activities,

during the term of the Participation Agreement, at the following annual rates based on the average daily net assets invested in Class II Shares of the applicable Portfolio(s) under the Contracts identified in the Participation Agreement (excluding all assets invested during the guarantee (free look) periods available under the Contracts) (the “12b-1 Service Fee”):

Class II Shares
Portfolio Name	12b-1 Service Fee
Core Plus Fixed Income	0.25%
Emerging Markets Debt	0.05%
Emerging Markets Equity	0.05%
Global Franchise	0.25%
Global Infrastructure	0.25%
Global Real Estate	0.25%
Global Strategist	0.10%
Growth	0.25%
Mid Cap Growth	0.10%
Small Company Growth	0.25%
U.S. Real Estate	0.25%

Payment will be made on a quarterly basis during the month following the end of each quarter and shall be prorated for any portion of such period during which this Agreement is in effect for less than the full quarter. The 12b-1 Service Fee will be calculated based on the average daily net assets invested in Class II Shares of the applicable Portfolio(s) under the Contracts over a quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

The 12b-1 Service Fee will continue to be paid to the Company after termination of the Participation Agreement or this Agreement as long as assets remain invested in Class II Shares of the Portfolios and the Company continues to provide the Service Activities. The Distributor will not be required to pay the 12b-1 Service Fee with respect to assets invested in Class II Shares of a Portfolio upon the termination of the Plan with respect to Class II Shares of the Portfolio. If, at any time, the fee payable by the Fund under the Plan with respect to Class II Shares of the Portfolio is reduced, the 12b-1 Service Fee payable by Distributor under this Agreement shall be reduced in the same proportion as the reduction in the fee payable by the Fund under the Plan.

3.     It is understood and agreed that the Distributor, acting reasonably and in good faith, may make final and binding determinations as to the Company’s continuing compliance under Section 1 above and as to the specific amount of the Company’s assets invested in Class II Shares of the Portfolios that will be considered in determining the 12b-1 Service Fee.

4.     The Company and the Distributor acknowledge that the Fund maintains the right, at any time and without notice to the Company, to amend a Portfolio’s current Prospectus, Statement of Additional Information or the Plan subject to the terms thereof.

5.     Company, on its behalf and on behalf of each of its segregated asset accounts listed in Schedule A to the Participation Agreement (each, an “Account”), agrees to appropriately disclose the foregoing compensation arrangement in the registration statement for each Account to the extent applicable law requires such disclosure by Company or any person that offers or sells Contracts and, as a result, Portfolio shares. Distributor agrees to appropriately disclose the foregoing compensation arrangement in the Fund’s registration statement to the extent applicable law requires such disclosure.

6.     The Company represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Service Activities, and will otherwise comply with all laws, rules and regulations applicable to such Service Activities. The Distributor represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with this Agreement, and will otherwise comply with all laws, rules, regulations and the terms of the Plan applicable to Distributor in connection with this Agreement.

7.     The Company agrees to provide copies of all historical records relating to the Company’s provision of the Service Activities in accordance with this Agreement, and all written communications and other related materials regarding the Fund or a Portfolio to or from Contract owners, as reasonably requested by the Distributor or its representatives (which representatives may include, without limitation, the auditors or legal counsel of the Fund or the Distributor) to enable the Distributor, the Fund or their respective representatives to monitor and review the Service Activities provided by the Company, or comply with any request of the Board of Directors or “disinterested” Directors of the Fund, or a governmental body or a self-regulatory organization.

8.     The Company agrees that it will permit the Distributor, the Fund or their respective representatives to have reasonable access to the Company’s personnel and records in order to facilitate the monitoring of the quality of the Service Activities.

9.     The Company hereby agrees to notify the Distributor promptly if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement.

10.     This Agreement may be amended only by mutual consent of the parties hereto in writing and will terminate: (i) upon mutual agreement of the parties hereto, (ii) upon thirty (30) days advance written notice by either party delivered to the other party, or (iii) automatically upon the termination of the Participation Agreement.

11.     This Agreement may be executed in two or more counterparts, each of which taken together shall constitute one and the same instrument.

12.     The provisions, construction, validity and effect of this Agreement will be construed in accordance with and governed by the laws of New York, without regard to any choice of law rules thereunder.

13.     This Agreement constitutes the entire understanding and agreement among the parties as to the subject matter hereof and supersedes any and all agreements, representations and warranties, whether written or oral, regarding such subject matter made prior to the date on which this Agreement has been executed and delivered by the parties. In the event of any conflict between the provisions of this Agreement and the provisions of any other agreements between the parties hereto, the provisions of this Agreement shall control.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date first specified above.